Exhibit 99.3

November 8, 2023

Strictly Private and Confidential

VIA ELECTRONIC MAIL

Astra Space, Inc.

1900 Skyhawk Street

Alameda, California 94501

Dear Members of the Special Committee of the Board of Directors,

As requested by the Special Committee, we are pleased to submit this preliminary and non-binding indication of interest concerning the potential acquisition (the “Proposal”) of 100% of the outstanding share capital of Astra Space, Inc. (“Astra” or the “Company”) led by Chris Kemp (“Kemp”) and Dr. Adam London (“London”) (together, “we”) not already owned directly or indirectly by Kemp and London.

We have assembled a team of external advisors and we are ready to initiate customary confirmatory due diligence with the aim to finalize the transaction documents as rapidly as possible following acceptance of this Proposal by a fully empowered special committee (“Special Committee”) comprised of independent and disinterested directors appointed by Astra’s Board of Directors.

We believe that Astra’s strategic objectives and business prospects will be best served as a private company. Taking the company private while delivering a meaningful premium to current shareholders allows for the best interests of shareholders as well as the Company, its employees and its customers to be met.

This proposal is made pursuant to and in accordance with the instructions that Houlihan Lokey, on the behalf of the Special Committee, provided to Moelis & Company LLC on November 7, 2023.

1.

Purchase Price. Based on publicly available information and the information provided to date, and subject to the terms and conditions of this letter, our non-binding indicative offer for the Company is $1.50 per share. Our offer represents a premium of 103% to today’s closing share price of $0.74 and a premium of 83% to the Company’s 20-day volume weighted average price (“VWAP”) of $0.82 as of today’s close.

2.

Key Assumptions. Our Proposal is predicated on assumptions regarding the cash and debt positions of the Company at present and expected at closing, transaction expenses as well as the expected fully diluted share capitalization of the Company at the time of closing. Notably, we anticipate that the Company will close its previously announced financing (or a similar financing arrangement thereof) of at least $15 million, and up to $25 million, on terms generally consistent with the proposed financing term sheet executed on October 19, 2023. These assumptions have been informed by the Company’s recent public filings and information made available to us and our advisors but remains subject to confirmatory due diligence. Given the relative magnitude of these factors to the funds intended to acquire shares, deviation from these assumptions could lead to material changes in our proposed purchase price per share.

3.

Financing. Based on our proposed purchase price per share and cash consideration to shareholders as well as the anticipated transaction expenses and capital required for the outstanding bridge financing, we anticipate raising $60 - 65 million of capital. As part of this proposed transaction, we will also raise sufficient incremental capital to allow Astra to meet its strategic and financial objectives as a privately-held company. We are additionally open to certain accredited investor stockholders of the Company rolling their equity into the transaction. We anticipate our financing sources will be able to work expeditiously to complete confirmatory due diligence. We are highly confident of our ability to obtain commitments for both the rollover and the capital required on a contemporaneous basis and we expect that definitive documentation would not contain any financing contingencies.

4.

Timing. Given our deep knowledge of the Company and industry as co-founders of Astra, we believe we can progress rapidly and efficiently through our required due diligence for the potential transaction. We and our representatives are prepared to proceed expeditiously and dedicate the resources necessary towards completing our due diligence in an expeditious manner. We will concurrently negotiate definitive transaction agreements as we conduct our remaining due diligence.

5.

Other Terms. We will work with the Special Committee to agree on a transaction structure that takes into account applicable Delaware law, as well as provides certainty of closing to support the Company’s liquidity needs.

6.

Material Conditions. The definitive terms of the Proposal and the transaction would be set forth in a definitive transaction agreement between our acquisition vehicle and the Company that will contain customary terms found in agreements providing for the acquisition of a US public company.

Our Proposal does not outline all such terms, but we do want to highlight a few key conditions upon which our Proposal is predicated:

a)	Receiving the approval of Astra’s Board of Directors for the Proposal upon the recommendation of the Special Committee;

b)	Satisfactory conclusion of our due diligence;

c)	Entering into a mutually acceptable definitive transaction agreement; and

d)	Receiving a DGCL 203 waiver.

7.	Advisors. We have engaged Pillsbury Winthrop Shaw Pittman LLP as legal counsel and Moelis & Company LLC as financial advisor.

8.

Additional Information. Please note that this Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal in any manner at any time. We reserve the right, at our absolute discretion, to cease our evaluation of and withdraw from pursuing the Proposal at any time without liability to any person or otherwise vary its terms and conditions, as a result of the diligence review, prevailing market conditions or otherwise. This Proposal does not constitute an offer to sell or the solicitation of an offer to buy any securities. This Proposal is not intended to, and will not, impose any legal obligations upon the parties, which obligations can only be created upon execution and delivery of binding agreements and then only to the extent provided for therein. We are obligated to disclose this Proposal promptly in an amended 13D filing, which we expect to do promptly upon delivery of this letter.

This Proposal shall be governed by and construed in accordance with the laws of the State of Delaware.

If you have any questions regarding this Proposal, please feel free to reach out to Matthew Hughes, Email: ********, Phone: ********. We look forward to hearing from you regarding our Proposal as soon as possible. Both we and our advisors are prepared to work expeditiously and commit all necessary resources to complete our due diligence and execute a definitive agreement as quickly as possible.

Thank you for your consideration and cooperation.

Yours sincerely,

/s/ Chris Kemp

/s/ Adam London

Chris Kemp and Dr. Adam London

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